SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
Commission file number: 0-22684
Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan
(Full title of the plan and the address of the plan, if different from that of issuer named below)
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, Michigan 49525-9736
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Universal Forest Products, Inc. Employees’ Profit Sharing and
            401(k) Retirement Plan
We have audited the accompanying statements of assets available for benefits of Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan as of December 31, 2006 and 2005, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing our procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its assets available for benefits for the years ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Grand Rapids, Michigan
June 4, 2007

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Statements of Assets Available for Benefits

	December 31
	2006	2005

Assets
Cash	$62	$7,960

Investments, at fair value	165,431,359	156,999,061
Participant loans receivable	9,078,477	7,508,889

	174,509,836	164,507,950

Participant contribution receivable	444,472	159,457
Employer contribution receivable	971,052	901,295

Assets available for benefits at fair value	175,925,422	165,576,662

Adjustment from fair value to contract value for fully benefit responsive investment contract	700,006	694,754

Assets available for benefits	$176,625,428	$166,271,416

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Statements of Changes in Assets Available for Benefits

	Year Ended December 31
	2006	2005

Additions
Participant contributions	$12,233,757	$9,913,171
Employer contributions	4,186,921	3,791,022
Interest income	640,258	454,040
Dividend income	5,343,348	2,301,804

	22,404,284	16,460,037
Deductions
Distributions to participants	7,695,802	8,229,385
Administrative expenses	611,091	419,827

	8,306,893	8,649,212
Net realized and unrealized appreciation (depreciation) in fair value of investments	(3,743,379)	18,717,644

Net additions	10,354,012	26,528,469

Assets available for benefits at beginning of year	166,271,416	139,742,947

Assets available for benefits at end of year	$176,625,428	$166,271,416

See accompanying notes.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements
1. Significant Accounting Policies
Basis of Accounting
The financial statements of the Universal Forest Products, Inc. Employees’ Profit Sharing and 401(k) Retirement Plan (the Plan) are presented on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect reported amounts. Although actual results could differ from these estimates, management believes estimated amounts recorded are reasonable and appropriate.
New Accounting Pronouncement
In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.
As required by the FSP, investments in the accompanying Statements of Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Assets Available for Benefit as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Assets Available for Benefits for any period presented.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
Investments
The Plan’s investments are stated at fair value. The fair value of mutual funds is based on quoted market values on the last day of the plan year. The fair value of participation units owned in common trust funds is based on quoted redemption values on the last day of the plan year, except the Morley Stable Value Fund, for which the fair value is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The participant loans are stated at their outstanding balances, which approximate fair value.
The Universal Forest Products Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists of Universal Forest Products, Inc. common stock and the funds that are held in the Morley Stable Value Fund sufficient to meet the Fund’s daily cash needs. Unitizing the Fund allows for daily trades. The value of a unit reflects the combined market value of the Universal Forest Products, Inc. common stock and the Morley Stable Value Fund held by the Fund. At December 31, 2006, 1,075,481 units were outstanding with a value of $45.98 per unit (at December 31, 2005, 1,173,186 units were outstanding with a value of $54.32 per unit).
Investment transactions are recorded as of the settlement dates. The change in the difference between the fair value and the cost of investments held is combined with realized gains and losses on sales of investments and reported in the statements of changes in assets available for benefits as net realized and unrealized appreciation or depreciation in the fair value of investments. Realized gains and losses on sales of investments represent the difference between the proceeds received and the original cost of investments sold.
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.
Administrative Expenses
Administrative expenses incurred in connection with the operations of the Plan are paid by Universal Forest Products, Inc. (the Company), except for loan and certain investment fees, which are paid out of participants’ accounts.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
Reclassification
Certain amounts previously reported in 2005 have been reclassified to conform with the presentation used in 2006.
2. Description of the Plan
The following description of the Plan provides only general information. Participants should refer to the Plan agreement, as amended, for a more complete description of the Plan’s provisions.
The Plan is a defined-contribution, profit sharing and 401(k) plan that provides tax-deferred benefits for substantially all eligible employees of the Company, excluding the employees of separate subsidiaries that maintain a similar defined-contribution plan and those covered under a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).
Eligible employees are those who are 18 years or older and have completed 1,000 hours of employment (year of service) during the 12-month period following date of employment or, where additional periods are necessary, on succeeding Plan year-end dates. All newly eligible employees on and after July 1, 2006 are automatically enrolled in the Plan at a deferral level of 3% of eligible compensation.
Participants may voluntarily contribute up to 75% (25% prior to January 1, 2006) of their eligible compensation as a 401(k) contribution subject to certain regulatory limitations. Participant contributions to the Plan vest immediately.
The Company contributes regular discretionary matching contributions, and may contribute additional discretionary matching contributions. Regular discretionary matching contributions are made quarterly and were 50% of participant deferrals; limited to 6% of each participant’s compensation in 2005 and 2006. Additional discretionary matching contributions are made at the end of each Plan year. These amounts are not guaranteed, and may vary from year to year as the Company is not obligated to make such contributions.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
The Company may also contribute a discretionary profit sharing amount annually as determined by management and approved by the Company’s Board of Directors. The Company’s annual profit sharing contributions are allocated to each participant’s account in the same ratio that each participant’s total compensation for the Plan year bears to the total compensation of all participants for such year.
Employer contributions are subject to a six-year vesting schedule as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 or more	100
The vested portion of terminated and retired participants’ accounts are available for distribution following a separation from service. Effective January 1, 2006, all forfeitures are used to offset the Company’s matching contributions. Prior to January 1, 2006 forfeitures were reallocated to participants on a percentage of income basis.
Participants may select from various investment options made available by the Plan. Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s net contribution, if any, Plan earnings and losses, certain administrative expenses and forfeitures. Earnings allocations are based on account balances, as defined.
Participants may borrow from their account a minimum amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 25 years for the purchase of a residence. The loans bear interest at a rate equal to the prime rate (8.25% at December 31, 2006) plus 2% calculated on a daily basis. A participant may only have five loans outstanding at any time and one new loan for every 12-month period.
The plan sponsor intends to continue the Plan indefinitely, but reserves the right to terminate or amend the Plan at any time. In the event of termination of the Plan, all participants are automatically 100% vested in the value of their accounts and will be paid in full.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
3. Investments
The Plan’s investments (including investments purchased and held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2006	2005

Common stock	$(8,473,124)	$14,470,991
Common/collective trust funds	2,589,963	1,540,894
Mutual funds	2,139,782	2,705,759

	$(3,743,379)	$18,717,644

Individual investments that represent 5% or more of the fair value of the Plan’s assets are as follows:

	December 31
	2006	2005

Growth & Income Fund	$16,420,651	$12,393,201
Growth Fund of America	8,928,261	*
International Equity Fund	8,845,195	*
Outlook 2020 Fund	9,307,535	*
Stable Value Fund	36,308,055	33,810,598
Universal Forest Products Stock Fund	49,452,782	63,723,363

*	Investment is less than 5%.
4. Federal Income Taxes
The Plan has received a determination letter from the Internal Revenue Service dated April 2, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Notes to Financial Statements (continued)
5. Difference Between Financial Statements and Form 5500
The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005

Assets available for benefits from the financial statements	$176,625,428	$166,271,416
Adjustment to fair value for fully benefit responsive investment contract	(700,006)	(694,754)

Assets available for benefits from the Form 5500	$175,925,422	$165,576,662

Universal Forest Products, Inc. Employees’ Profit Sharing and
401(k) Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
EIN #38-1465835 Plan #001
December 31, 2006

		Current
Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Value

Common stock:
Universal Forest Products, Inc.*	Universal Forest Products Stock Fund	$49,452,782

Common/Collective trust funds:
Evergreen*	Sht Int Bond Fund	3,167,078
Morley	Stable Value Fund	36,308,055
Wachovia Securities*	Enhanced Stock Market Fund	8,356,196

		47,831,329
Mutual funds:
American Funds	Growth Fund of America	8,928,261
Dreyfus	Midcap Index Fund	8,429,829
Evergreen*	International Equity Fund	8,845,195
Neuberger & Berman	Equity Assets Genesis Assets	8,518,700
Van Kampen	Growth & Income Fund	16,420,651
Wells Fargo Funds	Outlook 2040 Fund	2,411,099
	Outlook 2030 Fund	2,509,119
	Outlook 2020 Fund	9,307,535
	Outlook 2010 Fund	1,795,450
	Outlook Today Fund	981,409

		68,147,248

Participant loans receivable*	Collateralized by vested account balances, payable in monthly installments with interest rates ranging from 5.25% to 11.5%	9,078,477

		$174,509,836

*	Represents party in interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, Universal Forest Products, Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Universal Forest Products, Inc. Employee’s Profit Sharing and 401(k) Retirement Plan

Date:	June 25, 2007	/s/ Matthew J. Missad
Matthew J. Missad, Executive Vice President
Universal Forest Products, Inc., Plan Administrator

Date:	June 25, 2007	/s/ Michael R. Cole
Michael R. Cole, Chief Financial Officer
Universal Forest Products, Inc., Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Ernst & Young LLP